EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

March 31, 2015

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

ASSETS	March 31, 2015	December 31, 2014

Current
Cash and cash equivalents	$4,059,948	$6,450,308
Investments (Note 3)	801,861	743,786
Receivables (Note 4)	1,109,915	838,837
Prepaid expenses	152,056	52,209
Total current assets	6,123,780	8,085,140

Non-current
Restricted cash (Note 5)	232,869	230,144
Property and equipment (Note 6)	715,472	751,229
Investment in associated companies (Note 7)	3,899,124	4,072,737
Strategic investments (Note 3)	317,143	299,524
Exploration and evaluation assets (Note 8)	2,472,861	2,379,886
Royalty interest (Note 9)	31,520,535	29,327,960
Reclamation bonds (Note 10)	938,221	823,447
Goodwill (Note 11)	8,645,488	8,217,542
Other assets	104,484	104,484
Total non-current assets	48,846,197	46,206,953

TOTAL ASSETS	$54,969,977	$54,292,093

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 14)	$702,552	$559,049
Advances from joint venture partners (Note 12)	217,496	429,175
Total current liabilities	920,048	988,224

Non-current
Deferred income tax liability	8,645,488	8,217,542

TOTAL LIABILITIES	9,565,536	9,205,766

SHAREHOLDERS' EQUITY
Capital stock (Note 13)	116,823,702	116,766,102
Commitment to issue shares	297,747	306,999
Reserves	18,373,028	15,443,247
Deficit	(90,090,036)	(87,430,021)
TOTAL SHAREHOLDERS' EQUITY	45,404,441	45,086,327

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$54,969,977	$54,292,093

Nature of operations and going concern (Note 1)
Event after the reporting date (Note 18)

Approved on behalf of the Board of Directors on May 13, 2015

Signed: “David M Cole”	Director	Signed: “Larry Okada”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three month period	Three month period
	ended	ended
	March 31, 2015	March 31, 2014

ROYALTY INCOME	$362,991	$654,718
Cost of sales
Gold tax	(18,150)	(32,736)
Depletion	(342,619)	(387,457)
Net royalty income	2,222	234,525

EXPLORATION EXPENDITURES (Note 8)	1,685,722	1,663,425
Less: recoveries	(411,124)	(432,226)
Net exploration expenditures	1,274,598	1,231,199

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	282,342	254,158
Depreciation (Note 6)	30,322	34,889
Investor relations and shareholder information	78,614	95,224
Professional fees	52,676	48,967
Salaries and consultants	361,426	335,589
Share-based payments (Note 13)	45,794	51,752
Transfer agent and filing fees	72,370	80,736
Travel	66,255	88,785
Total general and administrative expenses	989,799	990,100

Loss from operations	(2,262,175)	(1,986,774)

Change in fair value of fair value throught profit or loss investments	(78,657)	160,451
Gain on acquisition and sale of exploration and evaluation assets	132,286	-
Equity loss in associated companies (Note 7)	(173,613)	(272,400)
Foreign exchange gain (loss)	(40,949)	(116,519)
Realized loss on sale of investments	-	(19,049)
Other (Note 14)	(236,907)	29,146
Writedown of goodwill (Note 11)	(283,490)	-
Gain on derecognition and sale of property and equipment	-	11,577

Loss before income taxes	(2,943,505)	(2,193,568)
Deferred income tax recovery	283,490	26,043

Loss for the period	$(2,660,015)	$(2,167,525)

Basic and diluted loss per share	$(0.04)	$(0.03)

Weighted average number of common shares outstanding	73,409,043	72,990,876

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three month period	Three month period
	ended	ended
	March 31, 2015	March 31, 2014
Loss for the period	$(2,660,015)	$(2,167,525)

Other comprehensive gain (loss)
Change in fair value of available-for-sale investments	17,619	(25,000)
Currency translation adjustment	2,912,162	1,246,692

Comprehensive loss for the period	$269,766	$(945,833)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Three month period ended	Three month period ended
	March 31, 2015	March 31, 2014
Cash flows from operating activities
Loss for the period	$(2,660,015)	$(2,167,525)
Items not affecting operating activities:
Interest income received	(10,753)	(29,146)
Unrealized foreign exchange effect on cash and cash equivalents	159,158	76,593
Items not affecting cash:
Change in fair value of fair value throught profit or loss investments	78,657	(160,451)
Commitment to issue shares	48,348	67,616
Deferred income tax recovery	(283,490)	(26,043)
Depreciation	36,736	114,499
Depletion	342,619	387,457
Writedown of goodwill	283,490	-
Realized loss on sale of investments	-	19,049
Gain on acquisition and sale of exploration and evaluation assets	(42,754)	-
Gain on derecognition and sale of property and equipment	-	(11,577)
Derecognition of property and equipment on sale of exploration and evaluation assets	6,490	-
Derecognition of property and equipment in exploration and evaluation costs	12,518
Equity loss in associated companies	173,613	272,400
Unrealized foreign exchange (gain) loss	376,470	101,556
Shares received from joint venture partners included in exploration recoveries	(115,000)	(25,000)
Changes in non-cash working capital items:
Receivables	(270,948)	7,560
Prepaid expenses	(98,346)	(56,481)
Accounts payable and accrued liabilities (Note 14)	122,025	150,467
Advances from joint venture partners	(211,679)	(84,218)
Total cash used in operating activities	(2,052,861)	(1,363,244)

Cash flows from investing activities
Acquisition of exploration and evaluation assets, net option payments received	(130,589)	-
Interest received on cash and cash equivalents	10,753	29,146
Conversion feature on promissory notes	(21,234)	-
Purchase and sale of fair value through profit and loss investments, net	-	252,908
Purchase of available-for-sale financial instruments	-	(150,000)
Restricted cash	(2,725)	99,845
Purchase and sale of property and equipment, net	(12,973)	43,700
Reclamation bonds	(21,573)	(101,147)
Total cash provided by (used in) investing activities	(178,341)	174,452

Effect of exchange rate changes on cash and cash equivalents	(159,158)	(76,593)
Change in cash and cash equivalents	(2,390,360)	(1,265,385)
Cash and cash equivalents, beginning	6,450,308	12,683,069
Cash and cash equivalents, ending	$4,059,948	$11,417,684

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in Canadian Dollars)

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2014	73,371,710	$116,766,102	$306,999	$9,562,905	$5,880,342	$(87,430,021)	$45,086,327
Shares issued as incentive stock grants	48,000	57,600	(57,600)	-	-	-	-
Commitment to issue shares	-	-	48,348	-	-	-	48,348
Foreign currency translation adjustment	-	-	-	-	2,912,162	-	2,912,162
Change in fair value of financial instruments	-	-	-	-	17,619	-	17,619
Loss for the period	-	-	-	-	-	(2,660,015)	(2,660,015)
Balance as at March 31, 2015	73,419,710	$116,823,702	$297,747	$9,562,905	$8,810,123	$(90,090,036)	$45,404,441

				Reserves
					Accumulated other
	Number of		Commitment	Share-based	comprehensive gain
	common shares	Capital stock	to issue shares	payments	(loss)	Deficit	Total
Balance as at December 31, 2013	72,980,209	$116,151,675	$544,877	$8,569,269	$2,694,881	($69,981,980)	$57,978,722
Shares issued as bonus shares	48,000	57,600	(57,600)	-	-	-	-
Commitment to issue shares	-	-	67,616	-	-	-	67,616
Foreign currency translation adjustment	-	-	-	-	1,246,692	-	1,246,692
Change in fair value of financial instruments	-	-	-	-	(25,000)	-	(25,000)
Loss for the period	-	-	-	-	-	(2,167,525)	(2,167,525)
Balance as at March 31, 2014	73,028,209	$116,209,275	$554,893	$8,569,269	$3,916,573	$(72,149,505)	$57,100,505

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (the “Company” or “Eurasian”) and its subsidiaries are engaged in the acquisition, exploration and evaluation of mineral assets in Turkey, Haiti, Europe, U.S.A. and the Asia Pacific region, and the investment in a royalty income stream in Nevada, U.S.A. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX” and on the NYSE MKT under the symbol of “EMXX”. The Company’s head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

With its current plans for the year and the budgets associated with those plans, in order to continue funding its administrative and exploration expenditures from the date of these condensed consolidated interim financial statements, the Company will need to obtain additional cash and anticipates either financing or selling one or more of its assets. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

At the date of these consolidated financial statements, the Company has not identified a known body of commercial grade mineral on any of its exploration and evaluation assets. The ability of the Company to realize the costs it has incurred to date on these exploration and evaluation assets is dependent upon the Company identifying a commercial mineral body, to finance its development costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the exploration and evaluation assets.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc., the holder of a royalty income stream whose functional currency is the United States (“US”) dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These interim results do not include all the information required for the full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2014.

Summary of Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are consistent with those applied in its audited consolidated financial statements as at and for the year ended December 31, 2014.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies (continued)

Accounting pronouncements not yet effective

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 Financial      Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. The IASB has determined that the revised effective date for IFRS 9 will be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Significant Judgments and Estimates

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 are consistent with those applied in the Company’s December 31, 2014 audited consolidated financial statements.

3. INVESTMENTS

At March 31, 2015, the Company had the following investments:

		Accumulated
March 31, 2015	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$2,067,424	$(1,286,797)	$780,627
Conversion feature on promissory notes (Note 7)	21,234	-	21,234
Total Fair value through profit or loss	2,088,658	(1,286,797)	801,861
Available-for-sale
Marketable securities	980,000	(662,857)	317,143
Total investments	$3,068,658	$(1,949,654)	$1,119,004

At December 31, 2014, the Company had the following investments:

		Accumulated
December 31, 2014	Cost	unrealized loss	Fair value
Fair value through profit or loss
Marketable securities	$1,952,424	$(1,208,638)	$743,786
Available-for-sale
Marketable securities	980,000	(680,476)	299,524
Total investments	$2,932,424	$(1,889,114)	$1,043,310

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

4. RECEIVABLES

The Company’s receivables arise from royalty receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	March 31, 2015	December 31, 2014
Royalty income receivable	$132,211	$142,864
Refundable taxes	275,885	243,503
Recoverable exploration expenditures and advances	335,009	274,085
Promissory notes (Note 8)	230,106	-
Other	136,704	178,385
Total	$1,109,915	$838,837

The carrying amounts of the Company’s receivables are denominated in the following currencies:

Currency	March 31, 2015	December 31, 2014
Canadian Dollars	$176,010	$102,952
US Dollars	813,180	588,829
Turkish Lira	101,042	133,440
Swedish Krona	18,528	12,574
Other	1,155	1,042
Total	$1,109,915	$838,837

5. RESTRICTED CASH

At March 31, 2015, the Company classified $232,869 (December 31, 2014 - $230,144) as restricted cash. This amount is comprised of $148,334 (December 31, 2014 - $148,334) held as collateral for its corporate credit cards, $50,960 (December 31, 2014 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $33,575 (December 31, 2014 - $30,850) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s exploration venture partners in USA.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

6. PROPERTY AND EQUIPMENT

During the three month period ended March 31, 2015, depreciation of $6,414 (2014 - $79,610) has been included in exploration expenditures.

	Computer	Field	Office	Vehicles	Building	Land	Total
Cost
As at December 31, 2014	$91,713	$177,352	$6,023	$84,651	$572,443	$414,526	$1,346,708
Additions	23,564	7,098	12,552	-	22,055	-	65,269
Disposals and derecognition	-	(2,152)	(3,059)	(17,133)	-	-	(22,344)
As at March 31, 2015	$115,277	$182,298	$15,516	$67,518	$594,498	$414,526	$1,389,633

Accumulated depreciation
As at December 31, 2014	$91,713	$132,031	$3,958	$50,594	$317,183	$-	$595,479
Additions	20,134	3,899	12,401	-	45,584	-	82,018
Disposals and derecognition	-	(1,680)	(1,656)	-	-	-	(3,336)
As at March 31, 2015	$111,847	$134,250	$14,703	$50,594	$362,767	$-	$674,161
Net book value
As at December 31, 2014	$-	$45,321	$2,065	$34,057	$255,260	$414,526	$751,229
As at March 31, 2015	$3,430	$48,048	$813	$16,924	$231,731	$414,526	$715,472

During the three month period ended March 31, 2015, the Company acquired and sold certain exploration and evaluation assets for a net gain of $132,286. Included in this gain was the disposal of property and equipment with a net book value of $6,490. Also, during the three month period ended March 31, 2015 the Company disposed of property and equipment with a net book value of $12,518 in lieu of cash severance payments to former employees of the Company. The amount has been included in exploration and evaluation expenses.

7. INVESTMENTS IN ASSOCIATED COMPANIES

The Company has a 42.34% equity investment in IG Copper, LLC (“IGC”). At March 31, 2015, the Company has paid an aggregate of $7,892,345 towards its investment (December 31, 2014 - $7,892,345). At March 31, 2015, the Company’s investment less its share of accumulated equity losses was $3,899,124 (December 31, 2014 - $4,072,737). The Company’s share of the net loss for the three month period ended March 31, 2015 was $173,613 (2014 - $272,400).

On February 5, 2015, the Company entered into a convertible loan agreement with IGC allowing IGC to borrow up to US$100,000 per month to a maximum of US$500,000. The loan carries an interest rate of 8% per annum and the full amount of the principal and interest is due February 5, 2016. At any time prior to the maturity date, the Company has the right to convert all or any part of the principal sum and accrued interest into membership units at US$6.00 per unit. If IGC completes a financing at less than US$6.00 per unit, the conversion price will be adjusted to the price used in the financing. Each membership unit represents a single membership interest in IGC. As at March 31, 2015 the Company has advanced US$200,000 which is included in receivables. Subsequent to March 31, 2015 the Company has advanced an additional US$200,000.

The Company has a minority position on the Board of IGC, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

At December 31, 2014, the Company had a 49% equity investment in a private Turkish company with Chesser Resources Ltd, an Australian Stock Exchange listed Exploration Company. During the three month period ended March 31, 2015, the Company purchased the remaining 51% interest in the Turkish company (Note 8). As such, the books and records of the Turkish company are consolidated as a 100% owned Subsidiary of the Company. The carrying value of the investment prior to the purchase and as at December 31, 2014 was $Nil and the Company’s share of the net loss of the joint venture for the three month period ended March 31, 2015 was $Nil (2014 - $Nil).

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

7. INVESTMENTS IN ASSOCIATED COMPANIES (Continued)

As at March 31, 2015, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

March 31, 2015	IGC
Aggregate assets	$4,984,597
Aggregate liabilities	(1,373,206)
Income (loss) for the period	(410,045)
The Company's ownership %	42.34%
The Company's share of loss for the period	(173,613)

As at December 31, 2014, associated companies’ aggregate assets, aggregate liabilities and net loss for the period are as follows:

December 31, 2014	Turkish Co	IGC
Aggregate assets	$101,315	$4,841,462
Aggregate liabilities	(271,424)	(809,260)
Income (loss) for the period	(154,215)	(2,606,384)
The Company's ownership %	49.00%	42.34%
The Company's share of loss for the period	-	(1,086,649)

8. EXPLORATION AND EVALUATION ASSETS

Acquisition Costs

At March 31, 2015 and December 31, 2014, the Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	March 31, 2015	December 31, 2014
Asia Pacific	Various	$81,124	$81,124
Haiti	Various	56,085	56,085
Sweden	Various	16,671	16,671
	Viad royalties	421,084	421,084
Turkey	Alankoy	153,960	153,960
	Sisorta	114,126	-
	Trab	78,587	78,587
United States	Superior West, Arizona	1,158,129	1,179,280
of America	Yerington, Nevada	393,095	393,095
Total		$2,472,861	$2,379,886

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Changes During the Three Months Ended March 31, 2015

On February 10, 2015, the Company amended an option agreement originally entered into on June 30, 2013 to sell its 100% interest in AES Madencilik A.S., a Turkish corporation that controls the Akarca property, for a combination of cash payments, gold bullion, work commitments, and a royalty interest to Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company. Among other conditions, the agreement required Çolakoglu to make payments totaling US$500,000 within 18 months and meet certain cumulative expenditure requirements over a period of three years from the date of the agreement. The Company received US$100,000 and extended the payment term from 18 months to 24 months to meet the remaining payment requirements.

On April 2, 2012, the Company and Chesser Resources Ltd (“Chesser”) executed an agreement to sell the Sisorta property to

Colakoglu for a combination of option payments and expenditure requirements. Colakoglu terminated the option effective March 21, 2013, leaving Chesser and the Company with a 51% and 49% interest in the Sisorta project, respectively. Until March 2015, the Company accounted for its 49% interest as an Investment in Associated Company (Note 7) and had written down the value of the investment to $Nil due to the pick-up of its share of net losses in the associated company. On March 20, 2015, Chesser and the Company signed definitive agreements pursuant to which the Company acquired all of Chesser’s interest in the Sisorta project for a total purchase price of AU$162,092. The purchase price was accounted for as an asset acquisition. As a result of the purchase, the Company recorded a gain on acquisition of $42,754, and $114,126 was allocated to exploration and evaluation assets.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures

During the three months ended March 31, 2015, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA			Turkey			Asia Pacific

	Scandinavia	Desert Star	Other USA	Total	Akarca	Other	Total	New Zealand	Other	Total	Other *	Total
		Resources
Administration Cost	$ 42,859	$ 519	$ 33,701	$ 34,220	$ 2,277	$ 9,558	$ 11,835	$ 3,765	$ -	$ 3,765	$ 15,023	$ 107,702
Assays	131	-	9,719	9,719	14	324	338	-	-	-	-	10,188
Drilling / Trenching	8,600	-	-	-	-	-	-	507	1,026	1,533	-	10,133
Land and Legal	-	-	28,646	28,646	8,403	23,306	31,709	-	5,743	5,743	3,941	70,039
Logistics	11,271	1,261	15,714	16,975	5,391	12,560	17,951	-	-	-	369	46,566
Personnel	184,314	10,657	315,760	326,417	42,955	205,545	248,500	26,044	44,475	70,519	18,211	847,961
Property Cost	79,801	-	42,406	42,406	76,848	50,764	127,612	9,537	35,288	44,825	1,025	295,669
Professional Services	25,217	-	6,711	6,711	11,690	47,357	59,047	25,866	2,190	28,056	15,908	134,939
Share Based Payments	-	-	-	-	-	-	-	-	2,554	2,554	-	2,554
Technical Studies	8,506	2,477	35,970	38,447	-	50,033	50,033	-	3,736	3,736	13,688	114,410
Travel	14,330	-	14,475	14,475	-	9,866	9,866	-	5,839	5,839	1,051	45,561
Total Expenditures	375,029	14,914	503,102	518,016	147,578	409,313	556,891	65,719	100,851	166,570	69,216	1,685,722
Recoveries	-	(17,456)	(21,690)	(39,146)	-	-	-	-	-	-	-	(39,146)
Operator fees	-	(1,746)	(2,169)	(3,915)	-	-	-	-	-	-	-	(3,915)
Option Payments	-	-	-	-	(123,829)	(115,000)	(238,829)	-	-	-	-	(238,829)
Other Property Income	(9,830)	-	-	-	(105,501)	-	(105,501)	-	(13,903)	(13,903)	-	(129,234)
Total Recoveries	(9,830)	(19,202)	(23,859)	(43,061)	(229,330)	(115,000)	(344,330)	-	(13,903)	(13,903)	-	(411,124)
Net Expenditures	$ 365,199	$ (4,288)	$ 479,243	$ 474,955	$ (81,752)	$ 294,313	$ 212,561	$ 65,719	$ 86,948	$ 152,667	$ 69,216	$ 1,274,598

*	Significant components of “Other” exploration expenditures for the three months ended March 31, 2015 were Austria - $15,195; Haiti - $32,102; and Slovakia - $7,003.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

8. EXPLORATION AND EVALUATION ASSETS (Continued)

Exploration Expenditures (continued)

During the three month period ended March 31, 2014, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

		USA				Turkey			Asia Pacific
	Sweden											Other *	Total
		Vale	Geonovus	Other USA	Total	Akarca	Other	Total	Koonenbury	Other	Total
Administration Cost	$ 33,074	$ 125	$ 20	$ 36,021	$ 36,166	$ 893	$ 11,405	$ 12,298	$ 1,176	$ 3,984	$ 5,160	$ 57,642	$ 144,340
Assays	-	-	-	1,033	1,033	38	-	38	-	-	-	6,743	7,814
Drilling / Trenching	11,509	86,455	-	-	86,455	-	-	-	-	-	-	-	97,964
Land and Legal	-	-	-	25,741	25,741	-	14,504	14,504	-	8,061	8,061	15,283	63,589
Logistics	13,600	8,496	-	17,294	25,790	12,735	18,673	31,408	325	26,519	26,844	8,575	106,217
Personnel	188,291	18,244	3,273	263,977	285,494	78,124	141,068	219,192	11,260	61,628	72,888	39,121	804,986
Property Cost	34,109	165	825	42,188	43,178	64,748	8,689	73,437	6,574	5,795	12,369	473	163,566
Professional Services	26,827	-	-	4,252	4,252	4,970	30,839	35,809	7,240	1,987	9,227	23,223	99,338
Share Based Payments	3,613	-	-	2,923	2,923	-	-	-	-	-	-	9,329	15,865
Technical Studies And
Consultants	6,994	8,643	-	10,941	19,584	-	3,083	3,083	-	9,380	9,380	78,620	117,661
Travel	13,261	-	-	7,564	7,564	-	3,849	3,849	183	11,651	11,834	5,578	42,086
Total Expenditures	331,278	122,128	4,118	411,934	538,180	161,508	232,110	393,618	26,758	129,005	155,763	244,587	1,663,425
Recoveries	-	(127,691)	(5,282)	(67,478)	(200,451)	(146,127)	-	(146,127)	-	-	-	-	(346,578)
Operator fees	-	(14,614)	(528)	(7,198)	(22,340)	-	-	-	-	-	-	-	(22,340)
Option Payments	-	-	-	-	-	-	(25,000)	(25,000)	-	-		-	(25,000)
Other Property Income	(27,362)	-	-	-	-	-	(10,946)	(10,946)	-	-	-	-	(38,308)
Total Recoveries	(27,362)	(142,305)	(5,810)	(74,676)	(222,791)	(146,127)	(35,946)	(182,073)	-	-	-	-	(432,226)
Net Expenditures	$ 303,916	$ (20,177)	$ (1,692)	$ 337,258	$ 315,389	$ 15,381	$ 196,164	$ 211,545	$ 26,758	$ 129,005	$ 155,763	$ 244,587	$ 1,231,199

*	Included in “Other” exploration expenditures for the three months ended March 31, 2014 were Austria - $90,546, Georgia -$54,784, and Haiti - $39,721.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

9. ROYALTY INTEREST

Changes in royalty interest for the three month period ended March 31, 2015:

Balance, December 31, 2014	$29,327,960
Adjusted for:
Depletion	(342,619)
Cumulative translation adjustments	2,535,194
Balance, March 31, 2015	$31,520,535

Carlin Trend Royalty Claim Block

The Company holds an interest in the Carlin Trend Royalty Claim Block in Nevada which includes the following Royalty Properties:

Leeville Mine: Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty (“GSRR”).

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline: Located in Lander County, Nevada. Should the property become producing, the Company will receive a production royalty of US$0.50 per yard of ore processed or 4% of net profit, whichever is greater.

During the three month period ended March 31, 2015, $362,991 (2014 - $654,718) in royalty income was included in operations offset by a 5% direct gold tax and depletion.

Impairment of Non-Current Assets

The Company’s policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices, foreign exchange rates, discount rates, and Net Asset Value (“NAV”) multiples.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. As a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, in the year ended December 31, 2014 the Company revised its estimated annual gold production over the expected 11 year mine life and updated the NAV and cash flow multiples based on observed market conditions. For the three months ended March 31, 2015, these assumptions remained reasonable and no further revisions were considered necessary. As a result the Company did not record an impairment charge for the three month period ended March 31, 2015 related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”).

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

10. RECLAMATION BONDS

Reclamation bonds are held as security towards future exploration work and the related future potential cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that the Company has no decommissioning or restoration provisions related to the properties for the periods presented.

	March 31, 2015	December 31, 2014
Australia - various properties	$77,760	$75,864
Sweden - various properties	8,043	7,984
Turkey - various properties	346,609	273,097
U.S.A - various properties	505,809	466,502
Total	$938,221	$823,447

11. GOODWILL

The Company’s goodwill represents the excess of the purchase price paid during fiscal 2012 for the acquisition of Bullion Monarch Mining Inc. over the fair value of the net identifiable tangible and intangible assets and liabilities acquired.

Changes in goodwill for the three month period ended March 31, 2015:

Balance, December 31, 2014	$8,217,542
Adjusted for:
Impairment charge	(283,490)
Cumulative translation adjustment	711,436
Balance, March 31, 2015	$8,645,488

The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired (Note 10). The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. The loss is first applied to reduce asset component and any excess to goodwill within CGU. As result, the Company has written down the goodwill by $283,490 (2014 - $Nil).

12. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the

Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

	March 31, 2015	December 31, 2014
U.S.A.	$217,496	$429,175
Total	$217,496	$429,175

13. CAPITAL STOCK

Authorized

As at March 31, 2015, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

13. CAPITAL STOCK (Continued)

Common Shares

For the three month period ended March 31, 2015, the Company issued:

•	48,000 shares valued at $57,600 pursuant to an incentive stock grant program to employees of the Company applied to commitment to issue shares.

Stock Options

The Company adopted a stock option plan (the “Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the three month period ended March 31, 2015, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2014	5,493,200	2.03
Cancelled and expired unexercised	(150,000)	1.74
Balance as at March 31, 2015	5,343,200	2.04
Number of options exercisable as at March 31, 2015	5,343,200	$2.04

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2015:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
May 7, 2010*	917,500	917,500	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	38,200	38,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
July 19, 2011	1,218,000	1,218,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	20,000	20,000	2.10	December 11, 2016
July 5, 2012	80,000	80,000	1.96	July 5, 2017
August 22, 2012	951,500	951,500	1.94	August 22, 2017
October 16, 2012	67,000	67,000	2.44	October 16, 2017
April 25, 2014	1,473,000	1,473,000	1.20	April 24, 2019
June 26, 2014	17,500	17,500	0.88	June 26, 2019
December 22, 2014	60,000	60,000	0.87	December 22, 2019

Total	5,343,200	5,343,200

* expired unexercised subsequent to March 31, 2015

The weighted average remaining useful life of stock options is 2.09 years

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

13. CAPITAL STOCK (Continued)

Stock Grants

The Company has received TSX-V approval for the issuance of certain stock grants as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review.

Share-based Payments

During the three month period ended March 31, 2015, the Company recorded aggregate share-based payments of $48,348 ($67,616) as they relate to the fair value of stock options granted, fair value of incentive stock grants, and the accrual for the fair value of stock granted. Share-based payments are allocated to expense accounts as follows:

	General and
	Administrative	Exploration
Three months ended March 31, 2015	Expenses	Expenditures	Total

Commitment to issue shares	$45,794	$2,554	$48,348
	$45,794	$2,554	$48,348

	General and
	Administrative	Exploration
Three months ended March 31, 2014	Expenses	Expenditures	Total

Commitment to issue bonus shares	$51,752	$15,865	$67,617
	$51,752	$15,865	$67,617

There were no stock options granted during the three month period ended March 31, 2015 and 2014.

Warrants

During the three month period ended March 31, 2015, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2014	9,175,533	$4.56
Expired	(1,919,633)	2.88

Balance as at March 31, 2015	7,255,900	$5.00

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

13. CAPITAL STOCK (Continued)

Warrants (continued)

As at March 31, 2015, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price	Expiry Date
Private placement, November 8, 2010	6,200,000	5.50	November 8, 2015
Private placement, November 12, 2010	800,000	5.50	November 12, 2015
Finders warrants, November 8, 2010	255,900	5.50	November 8, 2015
Total	7,255,900

14. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the three months ended March 31, 2015	Salary or Fees	Payments	Total
Management	$482,315	$4,860	$487,175
Outside directors	42,899	-	42,899
Seabord Services Corp. *	104,700	-	104,700
Total	$629,914	$4,860	$634,774

		Share-based
For the three months ended March 31, 2014	Salary or Fees	Payments	Total
Management	$218,759	$34,649	$253,408
Outside directors	46,684	2,457	49,141
Seabord Services Corp. *	104,700	-	104,700
Total	$370,143	$37,106	$407,249

* Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

Included in the table above for the three months ended March 31, 2015 is $247,660 (2014 - $Nil) in termination payments to a former officer of the Company. The amount has been included in Other expenses for the period.

Included in accounts payable and accrued liabilities is $3,071 (December 31, 2014 - $8,064) owed to key management personnel and $23,827 (December 31, 2014 - $29,612) to other related parties.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

15. SEGMENTED INFORMATION

The Company operates within the resource industry. At March 31, 2015 and December 31, 2014, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	March 31, 2015	December 31, 2014
Asia Pacific	$81,124	$81,124
Haiti	56,085	56,085
Sweden	437,755	437,755
Turkey	346,673	232,547
U.S.A	1,551,224	1,572,375
Total	$2,472,861	$2,379,886

PROPERTY AND EQUIPMENT	March 31, 2015	December 31, 2014
Asia Pacific	$12,694	$12,694
Canada	-	1,630
Georgia	-	6,490
Haiti	9,040	9,040
Sweden	13,626	11,502
Turkey	18,612	24,723
U.S.A	661,500	685,150
Total	$715,472	$751,229

The Company’s royalty interest, goodwill, deferred income tax liability and royalty income and depletion form a cash generating unit located in the U.S.A, except $200,000 in a royalty interest held in Serbia.

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at March 31, 2015, the Company had working capital of $5,203,732 (December 31, 2014 - $7,096,916). Management will need additional sources of working capital to continue it’s currently planned programs, by issuing new shares or the sale of assets. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•

Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Fair Value (continued)

•

Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

•	Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at March 31, 2015, there were no changes in the levels in comparison to December 31, 2014. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$4,059,948	$-	$-	$4,059,948
Restricted cash	232,869	-	-	232,869
Fair value through profit or loss investments	801,861	-	-	801,861
Strategic Investments	317,143	-	-	317,143
Total	$5,411,821	$-	$-	$5,411,821

The carrying value of receivables, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams and recovery of exploration evaluation costs.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2015 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $110,000.

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at March 31, 2015 is as follows:

Accounts	US dollars
Cash and cash equivalents	$1,973,375
Receivables	661,220
Accounts payable and accrued liabilities	(179,781)
Net exposure	2,454,814
Canadian dollar equivalent	$3,103,376

The balances noted above reflect the USD balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at March 31, 2015, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $31,000 in the Company’s pre-tax profit or loss.

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	March 31, 2015	December 31, 2014
Cash	$2,312,710	$3,311,196
Short-term deposits	1,747,238	3,139,112
Total	$4,059,948	$6,450,308

EURASIAN MINERALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
For the Three Month Period Ended March 31, 2015

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

The significant non-cash investing and financing transactions during the three month period ended March 31, 2015 included:

a.	Recorded a loss through accumulated other comprehensive income of $17,619 related to the fair value adjustments on AFS financial instruments;

b.	Issuance of 48,000 bonus shares valued at $57,600 applied to commitment to issue shares;

c.

Adjusted non-current assets and liabilities for $2,912,162 related to cumulative translation adjustments (“CTA”), of which $2,535,194 relates to CTA gain on royalty interest, $711,436 relates to CTA gain on goodwill, $711,436 relates to a CTA loss on deferred tax liability and $376,968 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

The significant non-cash investing and financing transactions during the three month period ended March 31, 2014 included:

a.	Received 500,000 common shares of Pasinex Resources Limited valued at $25,000 or $0.05 per common share as consideration for the transfer and royalty interest on the Golcuk property in Turkey;

b.	Recorded a loss through accumulated other comprehensive income of $25,000 related to the fair value adjustments on AFS financial instruments;

c.	Issuance of 48,000 bonus shares valued at $57,600 applied to commitment to issue shares;

d.

Adjusted non-current assets and liabilities for $1,246,692 related to cumulative translation adjustments (“CTA”), of which $1,185,313 relates to CTA gain on royalty interest, $327,641 relates to CTA gain on goodwill, $385,906 relates to a CTA loss on deferred tax liability and $119,644 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

18. EVENT AFTER THE REPORTING DATE

Subsequent to March 31, 2015, the Company:

Signed an Exploration and Option to Purchase Agreement, through its wholly owned subsidiary Bronco Creek Exploration, for the Superior West project with Kennecott Exploration Company (“Kennecott”), part of the Rio Tinto Group. Pursuant to the Agreement, Kennecott can earn a 100% interest in the project by making a cash payment upon execution of the Agreement of US$149,187 (received), and thereafter completing US$5,500,000 in exploration expenditures and paying annual option payments totaling US$1,000,000 before the fifth anniversary of the Agreement. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties.